Exhibit 99.1

ReneSola Announces Third Quarter 2015 Convertible Bond and Share Repurchases

-- Company bolsters its balance sheet and significantly reduces its debt obligations

-- Additional convertible bond and share repurchases expected to be funded from operating cash flows

Shanghai, China, October 1, 2015 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of energy-efficient products, today announced that during the third quarter of 2015, the Company repurchased $36.0 million notional amount of its convertible notes due on March 15, 2018 with a put option on March 15, 2016. The Company has approximately $26.1 million in convertible bonds outstanding. During the third quarter, the Company also repurchased approximately 807,000 American depositary shares (“ADSs”) following its announcement on September 23, 2015 of the authorization by its Board of Directors of a share repurchase program of up to US$20 million in aggregate value of its outstanding ADSs within the next 12 months.

“For more than a year now, we have maintained a coordinated strategy to shift into downstream projects and services while maintaining an intense focus on financial prudence and balance sheet improvement with a view toward the long-term sustainability of our business,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “This approach has provided us new opportunities to capitalize on our global brand, network and industry expertise to develop and sell projects that generate cash flows to support our business growth and financing requirements.”

“During the third quarter, we recognized some of the fruits from our downstream strategy and substantially reduced our outstanding convertible bonds—a process we began in the fourth quarter of 2014—while kick-starting our $20 million share repurchase program. Despite our accomplishments, we believe the market continues to undervalue ReneSola’s growth prospects, the execution capabilities of our management team and our financial position. While executing on our current project portfolio, we have established a deep pipeline of valuable and high quality projects totaling more than 500 MW that we are developing and that provide us visibility into our cash flows for 2016 and beyond. Going forward, we will continue to build on our downstream strategy, actively manage our balance sheet and utilize our operating cash flows for the benefit of our long-term stakeholders,” added Mr. Li.

The Company might continue to repurchase its convertible bonds and American depositary shares from time to time, subject to market conditions and other strategic considerations. Such purchases will be made in accordance with the applicable laws and subject to any required regulatory approvals.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it “believes,“ “expects“ or “anticipates“ will occur, what “will“ or “could“ happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Ms. Kerrie Zhang

ReneSola Ltd

Tel: +86 (21) 6280-9180 ext. 106

Email: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86 (10) 8520-6139

Email: sol@ogilvy.com

In the United States:

Ogilvy Financial

Tel: +1 (646) 867-1888

Email: sol@ogilvy.com